SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);
82-_________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 60.643.228/0001-21
Corporate Registry ID (NIRE) 35.300.022.807

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 28, 2006.

Date, Time and Venue:	Held on April 28, 2006, at 10:00 AM, at the Company’s head office located at Alameda Santos, 1357, 8º andar, in the city of São Paulo, state of São Paulo.

Attendance:

(i) Both shareholders representing total voting stock and preferred shareholders not entitled to voting rights, pursuant to signatures executed on the Shareholders’ Attendance List; (ii) Mr. Valdir Roque – Officer; (iii) Mr. Miguel Roberto Gherrize, Fiscal Council member; (iv) PricewaterhouseCoopers Auditores Independentes – Mr. Jose Leonardo Pereira de Souza Costa (Regional Accounting Council - CRC 1SP 196.098/0-2).

Calls:	Call Notice published on April 12, 13 and 14, 2006, on the “Official Gazette of the State of São Paulo”, and on April 12, 13 and 17, 2006 on the newspaper “Valor Econômico”.

Presiding Board:	Mr. Valdir Roque - Chairman
Mr. Eduardo Lavini Russo - Secretary

Agenda:

1. At the Annual General Meeting: (a) Review of the officer’s accounts, examination, discussion and voting of the Financial Statements related to the fiscal year ended on December 31, 2005; (b) Allocation of the net income related to the fiscal year ended on December 31, 2005, and ratification of payment of Interest on Own Capital, approved at the Board of Directors’ Meeting held on December 15, 2005, to be imputed to the compulsory dividend; (c) Election, by non-controlling preferred shareholders, without a three-name list of candidates, of a member of the Board of Directors, with due observance of the minimal percentage of 10% of the capital stock, in accordance with Article 141, Paragraph 4, item II, of the Brazilian Corporate Law; (d) Election of members of the Fiscal Council; and (e) Establishment of the annual global compensation for the management bodies of the company.

2. At the Extraordinary General Meeting: (a) examination, discussion and voting of Merger Proposal and Justification of VCP Exportadora e Participações Ltda. (“VEP”) by the Company; (b) examination, discussion and voting of VEP’s Merger Protocol; (c) hiring of PricewaterhouseCoopers Auditores Independentes for appraisal of VEP’s net assets; (d) examination, discussion and voting of VEP’s Appraisal Report; (e) amendments to the Company’s bylaws, in order to (i) establish the obligation of new officers eventually elected to subscribe to the Instrument of Agreement to the provisions of Bovespa’s Level 1 of Corporate Governance; and (ii) make further clarifications on the powers and limits of officers set forth in Articles 17 and 21 of the bylaws; and (f) additional matters of general interest for the Company.

Resolutions:	After the meeting was convened and the chair elected by shareholders as set forth in Article 27, Paragraph 3, of the Company’s bylaws, the following resolutions have been taken:

1.       At the Annual General Meeting:

          (a)     Financial Statements – Management Report. Financial Statements related to the fiscal year ended on December 31, 2005 have been approved, as well as the Management Report.

          (b)     Year Results – Allocation. The proposal submitted by the Board of Directors was discussed and approved, according to resolution taken at their meeting on January 17, 2006, for allocation of the year’s net income, amounting to five hundred and forty nine million, four hundred and four thousand, eight hundred and forty two reais and twenty nine cents (R$549,404,842.29), namely: (i) twenty seven million, four hundred and seventy thousand, two hundred and forty two reais and eleven cents (R$27,470,242.11) for constitution of legal reserve; (ii) two hundred and forty four million, seven hundred and sixty three thousand, four hundred and sixty reais and fifty two cents (R$244,763,460.52) to the capital gains account for investments, in accordance with the Capital Budget prepared by Management and approved by shareholders; and (iii) the Board of Directors’ resolution was ratified, at the meeting held on December 15, 2005, which has approved the payment to shareholders, by the Company, of interest on net equity, totaling two hundred and eighty million reais (R$ 280,000,000.00), of which one hundred and forty eight million, seven hundred and fifteen thousand, eight hundred and ninety reais and nineteen cents (R$148,715,890.19) is the gross amount of common shares, corresponding to R$ 1.40692945 for each common share, and one hundred and thirty one million, two hundred and eighty four thousand, one hundred and seven reais and twenty five cents (R$131,284,107.25) is the gross amount of preferred shares, corresponding to R$ 1.54762240 for each preferred share. The amount of interest on net equity was credited to shareholders on December 15, 2005, according to the company’s ownership on December 26, 2005, representing an amount greater than the minimum compulsory dividend, to which it is imputed, with due regard to the Company’s Dividends Policy. The interest on net equity will be financially available to shareholders on May 10, 2006, without monetary restatement.

          (c)     Election of Members of the Board of Directors: In spite of the Company’s efforts before its non-controlling preferred shareholders, there hasn’t been any nomination nor election of a member of the Board of Directors, due to the shareholder’s attendance at the meeting falling below the minimum percentage specified in Article 141, Paragraph 4, item II, of the Brazilian Corporate Law. The Board of Directors thus remains composed of the members elected at the Annual General Meeting held on April 20, 2005. We point out that Caixa de Previdência dos Funcionários do Banco do Brasil – Previ refrained from voting.

          (d)     Election of the Fiscal Council. The following members were elected to be part of the Company’s Fiscal Council, with term of office effective until the 2006 Annual General Meeting: (i) the Company’s shareholders with voting rights, Messrs. JOÃO CARLOS HOPP, Brazilian, married, economist, bearer of the Identity Card (RG) 1.395.761 SSP/SP and Individual Taxpayer’s Register (CPF/MF) 201.275.708-10, resident and domiciled at Alameda Casa Branca, nº 456, 7º andar, apto 71, Cerqueira César, in the city of São Paulo, state of São Paulo, and his deputy, GERALDO GIANINI, Brazilian, married, accountant, bearer of the Identity Card (RG) 4.544.903-X SSP/SP and Individual Taxpayer’s Register (CPF/MF) 531.905.488-20, resident and domiciled at Rua Bandeira Paulista, 147 – apto. 44, Itaim Bibi – in the city of São Paulo, state of São Paulo; Messrs. MIGUEL ROBERTO GHERRIZE, Brazilian, married, accountant, bearer of the Identity Card (RG) 2.563.050 SSP/SP and Individual Taxpayer’s Register (CPF/MF) 107.140.308-72, resident and domiciled at Rua Visconde de Porto Seguro, nº 1261, in the city of São Paulo, state of São Paulo, and his deputy, SÉRGIO SEIDIYU YATABE, Brazilian, married, business administrator, bearer of the Identity Card (RG) 7.509.679 and Individual Taxpayer’s Register (CPF) 692.977.208-97, resident and domiciled at Rua Iperoig, nº 690, apto nº 52, bairro Perdizes, in the city of São Paulo, state of São Paulo; and (ii) preferred shareholders not entitled to voting rights, Messrs. JOSÉ CARLOS DE BRITO, Brazilian, married, bank manager, bearer of the Identity Card (RG) 2.081.217 and Individual Taxpayer’s Register (CPF/MF) 068.117.528-15, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Piauí, 1234, 14o. andar, and his deputy ANTONIO ARENA NETO, Brazilian, married, bank manager, bearer of the Identity Card (RG) 2.776.727 and Individual Taxpayer’s Register (CPF/MF) 053.070.408-06, resident and domiciled at SQN 315, Bloco K, apto. 303, in the city of Brasília, Distrito Federal.

The deputy members shall undertake the responsibilities in case of vacancy of the respective sitting members. The monthly individual compensation was also approved for the sitting members of the Fiscal Council in, at least, 10% (ten percent), and at most, 20% (twenty percent) of the compensation that, on average, is allocated to each of the Company’s Officers, noting that fees, bonus and 13th salaries are excluded from this calculation. The council members shall receive 12 monthly salaries and there will not be benefits, allowances and profit sharing.

          (e)     Annual Global Compensation for the Management Bodies: The amount of the annual global compensation of the Company’s officers was established as equivalent to 1053 minimum annual wages for the category. According to the bylaws, the Board of Directors shall establish and prorate the officer’s individual compensations, within the limits previously approved.

2.       At the Extraordinary General Meeting:

          (a)     entirely approve the Merger Proposal and Justification submitted by the Company’s Board of Executive Officers, as of April 11, 2006, related to the merger of VEP into the Company, which constitutes Document I of these minutes, certified by the Board and which shall be filed at the Company;

          (b)     approve all terms and conditions of the “MERGER PROTOCOL OF VCP EXPORTADORA E PARTICIPAÇÕES LTDA. BY VOTORANTIM CELULOSE E PAPEL S.A.”, executed by the companies’ officers on April 11, 2006, which is Document II of these minutes, certified by the Board and which shall be filed at the Company;

          (c)     ratify the hiring, previously carried out by this Company’s officers, of the specialized company PricewaterhouseCoopers Auditores Independentes, with head office at Avenida Francisco Matarazzo, 1400, 7º-11º e 13º-20º andares, in the city of São Paulo, state of São Paulo, enrolled in the National Register of Legal Entities / Ministry of Finance under No. 61.562.112/0001-20, which is responsible for assessing VEP’s net assets;

          (d)     approve the Appraisal Report concerning VEP’s net assets prepared by the above-mentioned company. This report is Document III of these minutes, certified by the Presiding Board and which shall be filed at the Company. According to the report, VEP’s net assets, on March 31, 2006, amounts to one billion, one hundred and seventy million, five hundred and seventy four thousand, six hundred and forty eight reais (R$1,170,574,648.00);

          (e)     document that the acquired company’s assets are received by the Company according to the mentioned amount, which was deemed acceptable by VEP’s legal representatives;

          (f)     carry out the merger of VEP into the Company, pursuant to the terms and conditions established in the Protocol approved above, registering that there won’t be a Company’s capital increase, considering that: (i) the Company retains full ownership except for one quota of VEP’s capital; and (ii) Normus Empreendimentos e Participações Ltda., owner of VEP’s remaining quota, has granted and transferred it to the Company, pursuant to VEP’s Shareholders Meeting held on this date. Therefore, the Company has full ownership, for merger purposes, of the quotas of VEP’s capital stock.

          (g)     approve, as a result of the merger, under the terms and conditions set forth in the Protocol approved above: (i) the operation of the current VEP head office located at Alameda Santos, 1357, 7º andar, in the city of São Paulo, state of São Paulo, with Corporate Registry ID under No. 35.219.128.005, enrolled in the National Register of Legal Entities / Ministry of Finance under No. 04.200.557/0001-27 and Finance Department of the State of São Paulo under No. 116.137.800.112, as the Company’s branch office, to be opened at the same location;

          (h)     document that, pursuant to the merger, the Company shall succeed VEP in all rights and obligations;

          (i)     authorize the Company’s officers to take all supplementary steps related to the merger, including registrations, approvals and transfers required for the complete regularization of the transaction;

          (j)     make amendments to the bylaws as follows:

(i) additional sole paragraph to Article 7, with the following wording:

“Sole Paragraph – Without prejudice to the other duties provided by this bylaws and the applicable legislation, the new officers elected by the Company (Officers and Members of the Board of Directors) shall, prior to taking office, subscribe to the Instrument of Agreement of the Officers included in Level 1 of Bovespa’s  Corporate Governance Special Practices, in accordance with its Regulations and the Agreement executed between the Company and Bovespa.”

(ii) make an amendment to item XVI and add a sole paragraph to Article 17:

“Article 17 - (...) XVI – make a resolution beforehand, stating a formal authorization granted to the Board of Executive Officers to perform the following acts: a) disposal or encumbrance of the company’s real properties; b) issuance of commercial papers, for public issuance in Brazil, establishing such points as: i. amount of issuance and the respective division in series, ii. amount and par value, iii. conditions for compensation and monetary restatement, iv. term of the bonds, v. sureties, vi. statement to verify the compliance with legal constraints, vii. place of payment, viii. hiring of services related to the issuance.

Sole Paragraph – The resolution concerning the acts of item XVI herein shall be applicable only if the total amount is greater than twenty million reais (R$20,000,000.00).”

(ii) make an amendment to items II and III of Article 21:

“Article 21 – It is incumbent upon the Board of Executive Officers: I – broad and general management powers, within the limits established by law and these bylaws; II – to perform general legal acts, being forbidden agreements related to guarantees, sureties and any other kind of personal guarantee for the benefit of third parties, with the exception of (a) benefits to controlled companies, affiliates or associated companies, employees transferred to another premises, or new employees, (b) transactions arising from agreements executed by the Partnership with financial institutions for financing according to the vendor mode, aimed at the purchase of pulp or paper manufactured and/or distributed by the Partnership; III – to grant a previous authorization, at a Board of Executive Officers Meeting: (a) opening of branches or establishments provided by Article 2 of these bylaws; (b) execution of any legal businesses that oblige the company, or relieve third parties of responsibilities before the company, with due observance of the official approval by a member of the Board of Directors encompassed in Paragraph 5 of Article 20, when the amounts exceed twenty million reais (R$20,000,000.00); (c) establishment of subsidiaries or investments in other companies, except for those resulting from tax incentives.”

                    The publication of these minutes with the omission of the names of shareholders was authorized, as permitted by law.

                    All resolutions above were unanimously approved by the attending shareholders, those legally impeded abstaining from voting.

                    Having no further matters to discuss, the meeting was adjourned for the time necessary for the transcription of these minutes, which were read, deemed acceptable and approved by all those present, who executed it. São Paulo, April 28th, 2006. (aa) Chairman, Mr. Valdir Roque; Secretary, Mr. Eduardo Lavini Russo. Votorantim Participações S.A., p.p. Mr. Eduardo Lavini Russo. Nova HPI Participações Ltda., p.p. Ms. Priscila Vitiello.

I hereby certify that this is a free English translation of the original instrument, which is in possession of the Company.

Eduardo Lavini Russo
Secretary

DOCUMENT I
Merger Proposal and Justification

2

DOCUMENT II
Protocol

3

DOCUMENT III
VEP’s Appraisal Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 05/05/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer